SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WEB  WWW. SRFF.COM

May 6, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Martin F. James
     Kate Tillan
     Mail Stop 6010

Re:           Cardima, Inc. (the “Company”)
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 15, 2008
                 File No. 000-22419

Dear Mr. James:

By letter dated April 21, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Form 10-KSB for the year ended December 31, 2007 (the “Form 10K”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 37

1.           We note the discussion of the “ineffective controls” you identified in the fifth paragraph of the section and note that these represent material weakness in your internal controls over financial reporting. In future filings, including any amendments, in order to provide full disclosure relating to any material weaknesses identified by management, please use the term material weakness in your disclosures.  See Question 20 to Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions as revised in October 6, 2004.

The Company will make revisions to the Form 10-K and other future filings in accordance with the Staff’s comment.  The Company has attached hereto as Exhibit A the verbiage it intends to use in such filings in response to the Staff’s comment.

2.           Please amend the filing to disclose in greater detail the nature of the material weaknesses identified and their impact on your financial reporting and control environment. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.  Refer to Section B of Staff Statement on Management’s Report on Internal Control over Financial Reporting available on our website at www.sec.gov/info/accounttants/stafficerting.pdf.

Please see the Company’s response to the previous comment.

3.           We note your disclosure that “[t]here were no changes to the internal controls, except as described in the previous paragraph, during the fourth quarter ended December 31, 2007, that have materially affected or that arc reasonably likely to affect the internal controls.” Revise to state clearly, if correct, that there were changes in your internal controls over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please see the Company’s response to the previous comment.

4.           In light of the material weaknesses that existed, please revise the filing to disclose in reasonable detail the basis for your officer’s conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Include a discussion of the alternate factors relied upon and clearly communicate how the conclusion was reached.

Please see the Company’s response to the previous comment.

Financial Statements page F-19

Note 2. Extinguishment of Debt, page F-19

5.           You did not include the table showing the computation of the loss on extinguishment of debt on page F-l9.  Please include the table in the amended 10-KSB. Please be sufficiently detailed so that an investor can reconcile the amount of the 2007 loss on debt extinguishment of $15,182,000 disclosed on pages F-5 and F-19 to the discussion of those losses on page F-17 which indicates that losses of $6,329,000 (net of taxes) and $3,800,000 were recorded in 2007.

The Company will replace the existing disclosure with a condensed version of the table in the filing.  It will also add a table for the debt settlement as part of the same footnote.  The table is attached as Exhibit B.  Please note that the debt extinguishment is the June 2007 debt extinguishment loss.  The $10,129,000 loss on ‘debt settlement’ is the conversion loss at October 3, 2007. The $6,329,000 and $3,800,000 are the components that add up to the $10,129,000.

Note 8. Concentrations of Risk, page F-22

6.           We note your response to prior comment 17 from our January 30, 2008 letter. We also note your disclosure that “in compliance with local import rules, the Japanese distributor returned a total of $85,000 of products during the second quarter of 2007.”  On page F-9 you disclose that the distributors “do not have any price protection or return rights” and they “assume the title and risk of toss at the shipping point.”  Please tell us about your consideration of this distributor’s return rights on your revenue recognition policy and why you accepted the return of the inventory.

The Company advises the Staff that its return policy states that distributors “do not have any price protection or return rights.”  As previously disclosed, the Company discontinued its relationship with the Japanese distributor in question. As the distributor no longer had a right to sell the Company’s product, the goods were taken back and returned to inventory.

7.           Further, with respect to your response, please tell us whether you adjusted sales or cost of sales for the return. Your response only refers to adjustments made to inventory and accounts receivable.

The Company has previously disclosed to the Staff the actual journal entry and now notes that the credit to receivables resulted in a charge to sales, net of returns, and the charge to inventory was offset with a credit to cost of goods sold.

Note 10. Stock Based Compensation, Page F-24

8.           We note your response to comment I from our January 30, 2008 letter. However, we continue to note that certain disclosures were not provided in your December 31, 2007 Form I0-KSB. In future filings, including any amendments, please disclose the following:

•	The weighted-average period over which you expect to recognize your unamortized stock compensation expense of $2,243,000 as required by paragraph A240 (h) of SFAS 123R.

•	The weighted average remaining contractual term of options currently exercisable as required by paragraph A240(d)(2) of SPAS l23R.

•
For each year for which you present a statement of operations, a description of the significant assumptions used under the Black- Schools method to estimate the fair value of your share based compensation awards. Including (as applicable) the expected term, expected volatility and risk-free rate as required by paragraph A240(e)(2).

•	A discussion of the method you used to determine the expected term, expected volatility and risk-free rate as required by paragraph A240 (e)(2) of SPAS l23R.

The Company will make the adjustments requested by the Staff with respect to note 10 as follows:

•	The weighted average period over which the Company expects to recognize the unamortized stock compensation expense is 1.7 years. The Company intends to amortize the costs ratably over three years.

•
The Company advises the Staff that  the weighted average contractual term of the options currently exercisable is disclosed under the heading ‘Weighted-Average Remaining Contractual Life.’ If the Staff prefers that the heading be changed, the Company will make the change.

•	The fair value of employee stock options granted were determined using the Black-Scholes method with the following assumptions:

	2007	2006
Expected life (years)	4.0	4.0
Interest Rate	4.3%	4.6%
Volatility	163%	160%
Dividend Yield	0%	0%

The Company advises the Staff that it used the weighted average remaining contractual life, and the treasury notes  with four years remaining life. The volatility was computed based on a look back period of three years and ten years respectively.

9.           We note from page F-28 that you have a 1997 employee stock purchase plan and that shares were issued under the plan in 2007 and 2006, We thither note that under this plan “eligible employees may purchase common stock at a price equal to the lower of: (i) 85% of the fair market value of the common stock on the offering date; or (ii) 85% of the fair market value of the common stock on the purchase date.” Since there is no disclosure with respect to the compensation expense related to this plan, please tell us how you considered paragraph 12 of SFAS l23R in determining that the plan is not compensatory. Otherwise, if you are accounting for the plan as compensatory, please tell us and revise future filings, including any amendments, to provide all of the disclosures required by paragraph 64 of SPAS 123R.

The Company advises the Staff that under paragraph 12 of SFAS 123R a plan is not compensatory if among other things “any purchase discount from the market price does not exceed the per-share amount of share issuance costs that would have been incurred to raise a significant amount of capital by a public offering. A purchase discount of 5 percent or less from the market price shall be considered to comply with this condition without further justification. A purchase discount greater than 5 percent that cannot be justified under this condition results in compensation cost for the entire amount of the discount.”
.
The Company does not believe that it is in a position to raise significant amount of capital through a public offering. Therefore, it looked at its recent cost of raising a ‘significant amount of capital’ as follows:

•	In October 2007 the Company raised approximately $27,702,000, through conversion of debt to equity. The cost as reported in form 10-KSB was $10,129,000, approximately 37%; and
•	In December 2007 the Company raised an additional $8,982,000, through a private placement. The cost of the placement was $1,408,000, or approximately 16%.

In both cases the cost exceeded the 15% discount given under the plan. The plan was therefore considered non-compensatory.  The Company understands that in accordance with footnote 115 to SFAS 123R, if an entity justifies a purchase discount in excess of 5 percent, it would be required to reassess that discount at least annually and no later than the first share purchase offer during the fiscal year.  If upon reassessment that discount is not deemed justifiable, subsequent grants using that discount would be compensatory.

Note 12. Restatement of Financial Statements, page F-29

10.           Please refer to comment 6 from our January 30, 2008 letter Please amend your December 31, 2007 Form 10-KSB to include, consistent with paragraph 26 of SFAS 154, the effect of the corrections on each financial statement line item, including changes made to line items in your statements of shareholders’ equity and statements of cash flows for each period presented.

The Company will make any necessary additional disclosures with respect to paragraph 26 of SFAS 154. The proposed preliminary form changes are included as Exhibit C attached hereto.

11.           In your response to prior comment 4 from our letter dated January 30, 2008. you told us that you would file the restated March 31, 2006 financial statements in your December 31, 2007 Form 10-KS B. We could not find those restated financial statements, In addition, as noted from your Item 4.02 Form 8-K filed on March 26, 2008, you arc restating the other interim periods within fiscal 2006. Please tile an amendment to your December 31, 2007 Form 10-K that includes all of the disclosures required by SPAS 154 for the restatements of your March 31, June 30. and September 30, 2006 financial statements.

The Company advises the Staff that, upon reflection, it determined to file the annual restated financial statements for 2006 only for the following reasons:

•	Other small business issuers in the same situation had filed with similar disclosures, that is, prior year annual financial statements only; current year all quarters.

•
During speeches delivered by the Staff on December 10-12, 2007 at the AICPA “Current SEC and PCAOB Developments” Conference, discussions were held regarding the nature of materiality relating to qualitative items even where the adjustment might quantitatively be considered material.  In light of those discussions, the Company offers the following qualitative factors regarding materiality.

o	The transactions involved were all non cash in nature. They had no affect on the statement of cash flows except to change net income only to be added back in cash flows from operations.
o
The actual transactions in 2006 which caused the adjustments, extinguishment of debt, reversal of warrant liability and excess shares liability, have all been closed with the reverse stock split and conversion of debt to equity in 2007.

o	As the Company is a small business filer, the 2006 restated quarterly results will never appear in any filing than this amended 10KSB and will not appear in any future filings
o	The transactions that caused the restatement are clearly disclosed in the footnote for the year.

12.           As noted in comment 9 from our January 30, 2008 letter, and consistent with your responses. you did not have sufficient authorized and unmissed common shares as of June 30, 2006, September 30. 2006, December 31, 2006 and March 31, 2007 to settle the warrants, the conversion of the debt, the exit fees and the facility fees.  Due to your reverse stock split during the quarter ending June 30, 2007, you had Sufficient authorized and unmissed common shares to satisfy your obligations after That time. For each period that you did not have sufficient authorized and unmissed common shares, and then it appears that under paragraph 19 of EITF 00-19, you would classify the warrants as liabilities as of each applicable balance sheet date and measure them at fair value. Please respond to the following:

•
Please explain why you have restated your financial statements to remove the warrant liability from your balance sheet and the associated net changes in the fair value of the warrant liability each period from your statements of operations. Discuss how you applied paragraph 19 of EITH 00-19.

•
We note the adjustments you are making each period for the accrual of the excess share liability. Further, we note the calculations underlying these adjustments in Exhibit III of your response. The calculation shows that you are charging the statement of operations in each period for the aggregate fair market value of the shares that you may have to issue that are in excess of your authorized shares. Please tell us the ILLS. GAAP accounting literature upon which you relied for this accounting and explain how you applied the literature,

Response to Bullet 1.

The Company advises the Staff that it believes that its accounting treatment for excess shares and warrant liability are appropriate for the following reasons:

•
At the inception of the loan for which the warrants were granted in 2005 included a mandatory registration rights provision, SFAS 133 (paragraphs 11 and 12), EITF Issue Nos. 00-19, 05-02, and 05-04 (view A), the Company’s management determined that under EITF Issue No. 00-19, the ability to register stock was deemed to be outside of the Company's control and there was a possibility of cash penalties. Thus, in accordance with EITF 00-19, when the potential cash penalties could exist in registration rights arrangements, the estimated fair value of the warrants should be recorded as a liability.

•
As previously reported to the Staff and agreed upon by both parties the Company had an extinguishment of debt on February 14, 2006. Under the terms of the new debt the company granted additional warrants to the lender, agreed to pay additional fees, and gave the lender convertibility of the principal as well as the accrued interest and fees which had been convertible since inception. In return, the Company did not require a penalty if the registration rights provision was violated, thereby giving the company “best efforts” and ‘control’ with respect to the warrants.

•
Given the terms of the modified notes which were now convertible secured notes Management determined that a Beneficial Conversion Feature (BCF) was present. A BCF was recorded by the Company as pursuant to EITF Issue No. 98-5 ("EITF 98-05"), Accounting for Convertible Securities with Beneficial Conversion Features or Contingency Adjustable Conversion Ratio, and EITF Issue No. 00-27.

•
The Company also evaluated the embedded derivative, conversion feature, and the freestanding derivative, the Warrants, in regards to whether they should be recorded as a liability or equity. The Company’s management reviewed the guidance provided by EITF Issue Nos.98-5, 00-19, 05-02, 05-04 and 00-27 and FSP, EITF 00-19-2, "Accounting for Registration Payment Arrangements."  FSP EITF No. 00-19-2 specified that companies that enter into agreements to register securities will be required to recognize a liability only if a payment to investors for failing to fulfill the agreement is probable and can be reasonably estimated.

Furthermore, it clarified that financial instruments, such as warrants, subject to a registration payment arrangement should be accounted for in accordance with applicable generally accepted accounting principles without regard to the contingent obligation.  Thus, a warrant classified as a liability under EITF 00-19 is determined under applicable generally accepted accounting principles to be equity without regard to the registration payment arrangement, and then it should be reclassified.  This differed from EITF 00-19, which required a liability to be recognized and measured at fair value, regardless of probability.

At February 14, 2006 the Company compared its authorized shares to the sum of the outstanding shares and all other share commitments. There were sufficient shares to meet all obligations including the warrant obligation.

After review and consultation with its independent registered public accountants and its audit committee, the Company’s management determined to restate its historical financial statements for the year ended December 31, 2006 as result of the debt modification (accounted for as a debt extinguishment). Accordingly, the Company did not classify the warrants as a liability after the debt modification in February 2006, since they met the criteria for equity classification.

At February 14, 2006, there was no amount of liquated damages payable or other provisions that would cause net cash settlement related to the warrants or conversion feature. Accordingly, the free-standing Warrants and the BCF, and embedded instrument, were classified as equity within “Additional-Paid-in-Capital”.

Response to Bullet 2.

As noted above, the Company had previously treated the warrants as a liability, and revalued them quarterly.  On February 14, 2006, based on new debt terms and the provisions and clarifications of FSP –00-19-02, the Company reclassified the warrants as equity when it recorded the new debt.

Beginning in April 2006 and continuing through December 2006 and October 2007, APIX provided the Company with additional convertible debt financing.   These unsecured borrowings bear interest at 10% per annum and were due on demand.  In October 2007 the Company reached an agreement with APIX, pursuant to which all the outstanding convertible notes, related interest due, and all loan fees were converted into shares of common stock.

The Company previously evaluated the convertible notes issued during the period starting April 2006 through June 2007 in accordance with EITF Issue Nos. 00-19 and 05-02 and determined that they were conventional convertible debt instruments in which the APIX, the holder, could only realize the value of the conversion option by exercising the conversion right and receiving the entire proceeds in a fixed number of shares.  The Company could settle these 2006 convertible debentures in unregistered shares.  Alternatively, the Company could pay the equivalent amount of cash.

When the financing was agreed to in February 2006, the Company had sufficient authorized shares to meet the existing requirements of convertibility as well as new warrants issued at that time and discussed above. The Company did not issue any warrants with these convertible debt financings.

With the post March 31, 2006 additional convertible cash advances and accrued interest, the number of common shares issuable upon the conversion of these new financings, when combined with existing outstanding common shares, options, warrants and shares issuable upon the conversion of previously existing convertible notes payable and related interest and fees ("diluted shares"), exceeded the then-authorized common shares in April 2006.  By June 2007, as result of the shareholders approving a reverse stock split without a decrease in authorized shares, the Company had sufficient authorized shares to again meet its option and conversion commitments. At that date, the Company eliminated the excess share liability.

The Company has provided the SEC staff with a detailed schedule in regards to the calculation of diluted shares. Therefore, as required by EITF 00-19, asset or liability classification of the conversion feature was required for these excess shares.

From April 2006 to June 2007, only a portion of the Company’s common shares issuable upon the conversion of these new 2006 convertible notes became subject to liability classification and their values were marked-to-market quarterly in accordance with EITF 00-19.

Since these 2006 convertible notes were due on demand, the Company determined that the best measure of “fair value” would be the aggregated market price of its common shares on each of the balance sheet dates.

According, to EITF 00-19, the estimated fair value of the liability due to the lack of authorized shares was re-measured at each reporting date and on the date when the shareholders approved the reverse stock split, with the increase or decrease in fair value recorded as other expense or income in the Statement of Operations.

In October 2007, when the Company repurchased all of the warrants exercisable, it repaid the debt with unregistered common stock.

Exhibit 31.1  Certification

13.           We note that the certification signed by Mr. Cheney is not in the exact form required as outlined in Exhibit 31 of Regulation S-B. For example, we note that the word “report” was replaced with “annual report” in paragraphs 2, 3 and 4; the word “small business issuer” was replaced with “registrant” in paragraphs 3, 4 and 5; the phrase “of internal control over financial reporting” was deleted from paragraph 5; the phrases “and material weaknesses” and “over financial reporting” were deleted from paragraph 5(a); the phrase “are reasonably likely to” was deleted and replaced by the word “could” and the word “information” was deleted and replaced by the phrase “data and have identified for the registrant’s auditors any material weaknesses in internal controls.” Please file an amendment to the Form I 0-KSIB to include a new, corrected certification using the exact wording shown in Exhibit 31. Please note that, consistent with Q&A 10 in the Division of Corporation Finance  Sarbanes-Oxley Act of 2002— Frequently  Asked Questions . (issued November 8, 2002, revised November 14, 2002) available on our website at http;//www.sec/gov/divisions/corpfin/faqs/soxact2002.htm you may revise the beginning of the sentences in paragraphs 4 and 5 of the certification to make them singular when only one person is certifying your periodic report.

The Company will include new certifications that include the changes requested by the Staff in the form of Exhibit D.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Louis A. Brilleman

Exhibit A

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2.
Provide reasonable assurance that transactions are recorded as necessary to permit  preparation of financial  statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In  making  this  assessment, management  used  the  framework  set  forth  in the  report  entitled  Internal Control--Integrated   Framework   issued   by the   Committee   of   Sponsoring Organizations of the Treadway Commission, or COSO.  The COSO framework summarizes each of the components of a company's internal control system, including (i) the control  environment,  (ii) risk  assessment,  (iii)  control  activities,  (iv) information and communication,  and (v) monitoring.  This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management's report in this annual report.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective in ensuring that information required to be disclosed by us in our periodic reports is recorded, processed, summarized and reported, within the time periods specified for each report and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

IDENTIFIED MATERIAL WEAKNESSES AND SIGNIFICANT DEFICIENCIES

A material weakness is a significant deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No.  5), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Management assessed the effectiveness of the Company’s Internal Control as of December 31, 2007 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and identified the material weaknesses as of December 31, 2007 set forth below.  Although we are not required to disclose significant deficiencies, we have chosen to disclose those significant deficiencies, which if not corrected in the next year may become material weaknesses.

1.
We did not have sufficient personnel with adequate technical expertise to analyze effectively, and review in a timely manner, our accounting for convertible debt with warrants and debt modification.  These material weaknesses resulted in material errors in our preliminary financial statements for: (a) warrant liability, excess share liability, loss on debt, and loss on conversion of debt to equity; and (b) related financial statement note disclosures.

2.
Certain duties within the Company’s Financial Group were not properly segregated.  Our then Controller/Interim Chief Financial Officer had the ability to direct other personnel within the finance group to initiate and enter manual journal entries in the Company’s books and records without authorization or review by other members of the financial organization.

3.	Certain controls associated with the Financial Reporting and Close Process were not Effective:

•
Management’s review of certain quarterly and year-end accruals was not effective in 2007. Specifically, the review failed to identify that an accrual was not adequately supported by reasonable assumptions and sufficient documentation. We will be implementing new procedures during 2008 that require the Company’s financial group to collect, analyze and monitor all necessary and relevant supporting documentation for accrual balances and any adjustments. We also will be introducing additional procedures to ensure a more thorough review of financial data in the financial reporting and close process.

•
We did not have sufficient internal personnel and technical expertise to properly apply accounting principles to certain non-routine matters. As a result, we inappropriately applied the provisions of EITF Issue No. 96-19, “Debtor's Accounting for a Modification or Exchange of Debt Instruments”, EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” while  conducting its annual analysis for debt modification and accounting of convertible debentures that led to an error that was identified and subsequently corrected.

•
Management’s ineffective review of certain detailed schedules prepared in connection with our financial reporting process for 2007 to support our financial statements and related note disclosures led to errors in the balance sheet and the related statements of operations, shareholders’ equity and cash flows, convertible notes payable, loss on debt extinguishment and required modification of those notes as included in the our 2006 audited financial statements and the unaudited interim financial statements for the three months ending March 31, 2007 and 2006, the three and six months ending June 30, 2007 and 2006 and the three and nine months ending September 30, 2007 and 2006. We will be implementing certain changes in our internal control during 2008, including the introduction of additional procedures to ensure a more thorough review of financial data in the financial reporting and close process.

•
Management has identified as a material weakness during 2006 the lack of sufficient personnel with adequate technical expertise to analyze effectively, and review in a timely manner, its accounting with respect to calculation of inventory reserves and related financial statement note disclosures.  Management hired a new cost accountant in the third quarter of 2007, who has extensive experience with inventory valuation.  As a result, our management has concluded that it had remedied this deficiency as of December 31, 2007.

•
We lack segregation of duties in the period-end financial reporting process. During 2007, our then Controller/Interim Chief Financial Officer was the only employee with any significant knowledge of generally accepted accounting principles in the US.  The controller was also the primary employee in charge of the general ledger (including the preparation of routine and non-routine journal entries and journal entries involving accounting estimates), the preparation of accounting reconciliations, the selection of accounting principles, and the preparation of interim and annual financial statements (including report combinations, consolidation entries and footnote disclosures) in accordance with generally accepted accounting principles.

Management effected all audit adjustments identified by the Company’s independent registered public accounting firm, or otherwise identified, through the processes described above prior to the publication of the Company’s 2007 and 2006 audited financial statements.

MANAGEMENT'S REMEDIATION INITIATIVES

We are in the process of evaluating our material weakness and significant deficiencies. We have already begun to remediate many of the deficiencies as described above.  However, others will require additional people, which will take longer to remediate

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated the following series of measures:

•
We have hired a new Corporate Controller/Secretary in March 2008, added additional staff to our financial department and have assigned to our CEO some of the duties of our previous interim CFO as of March 2008.

•	We have added two additional accounting staff in 2008 to allow for sufficient segregation of duties.

•
Management and the Finance group performed additional analyses, including but not limited to a detailed balance sheet and statement of operations analytical review that compared changes from the prior period's financial statements and analyzed all significant differences.  These procedures were completed so management could gain assurance that the financial statements and schedules included in this Form 10-KSB fairly present in all material respects the Company's financial position, results of operations and cash flows for the periods presented.

•
We implemented new procedures during the first quarter of 2008 that require an additional individual within our finance department to perform a detailed review of any and all non-recurring manual journal entries above a certain dollar threshold and also to review all journal entries.

•	We have retained a consultant to analyze and update our written internal controls over financial reporting as necessary

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The changes noted above, are the only changes during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

As noted above we began to initiate certain changes to our internal control over financial reporting in the first quarter of 2008 to address the material weaknesses described in our report.  We continue to implement those changes, and introduce additional controls, to remediate the material weaknesses that we identified as of December 31, 2007.  We had not implemented any significant changes in our internal control over financial reporting as of December 31, 2007.

CONCLUSION

The above identified material weaknesses and significant deficiencies did not result in material audit adjustments to our 2007 financial statements.  However, it is reasonably possible that, if not remedied, one or more of the identified material weaknesses noted above could result in a material misstatement in our reported financial statements that might result in a material misstatement in a future annual or interim period.

Exhibit B

Loss on extinguishment of Debt
	Pre-Modification	Post Modification	Difference

Note Payable	$10,635,000	$10,635,000	$-
Exit Fee Payable	$1,560,000	$4,160,000	$2,600,000
Facility Fee Payable	$80,000	$500,000	$420,000
Other Loan Fees Payable	$75,000	$425,000	$350,000
New Warrants	$-	$4,421,217	$4,421,217
Beneficial Conversion feature	$-	$7,391,217	$7,391,217
Total	$12,350,000	$27,532,433	$15,182,433

Loss on conversion of debt and warrants in to equity in October 2007.

Calculation of Loss on Debt and Warrants Conversion into Equity on October  3, 2007

I. DEBT:
Shares to be issued for debt per agreement on 10/03/2007			58,870,183
Outstanding principal, accrued interest, and fees outstanding as of 10/03/2007			$17,661,055
Conversion price			$0.40
Shares issued per conversion feature			44,152,638

Share premium issued for conversion of debt into equity			14,717,546
Market price on 10/03/2007			$0.43
Loss on conversion of debt into equity on 10/03/2007			$6,328,545

II. WARRANTS:		Black Scholes
Number of Existing Warrants:		Fair Value
	11,880,000	$0.4289	$5,095,332
	8,460,000	$0.4291	$3,630,186
Total Value of existing warrants on 10/03/02007	20,340,000		$8,725,518

Shares to be issued for warrants per agreement on 10/03/2007			29,129,817
Market price on 10/03/2007			$0.43
Market Value of shares issued for warrants on 10/03/02007			$12,525,821

Loss on conversion of warrants in to equity on 10/03/2007			$3,800,303

Total loss on conversion of debt and warrants into equity on 10/03/2007			$10,128,848

Exhibit C

Statements of Stockholder's Equity Restated
(In thousands)

	As Reported	Changes	As Restated

No. of Shares

Balance at December 31, 2005	10,162		10,162
Common stock issued under employee stock plans	70	-	70
Common stock issued to non employees	3	-	3
Balance at December 31, 2006	10,235	-	10,235

Common stock	$9	-	$9

Paid-In-Capital

Balance at December 31, 2005	$117,991		$117,991
Common stock issued under employee stock plans	28		28
Common stock issued to non employees			-
Expense for vesting of stock options granted to employees	390		390
Relative fair value of warrants and beneficial conversion features		2,776	2,776
Balance at December 31, 2006	$118,409	2,776	$121,185

Accumulated Deficit

Balance at December 31, 2005	(121,762)		(121,762)
Net Loss	(9,533)	(2,618)	(12,151)
Balance at December 31, 2006	$(131,295)	(2,618)	$(133,913)

Total Stockholders' Equity	$(12,877)	158	$(12,719)

Exhibit C
STATEMENT OF CASH FLOWS
Unaudited (In thousands)
Three Months Ended March 31, 2007

	As Reported	Changes	As Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(7,023)	(2,826)	$(9,849)
Derivative valuation	4,910	(4,910)	-
Loss on excess shares over authorized		7,737	7,737
Other items	502	-	502
Net Cash used in operating activities	(1,611)	1	(1,610)

CASH FLOWS FROM INVESTING ACTIVITIES	(24)	-	(24)

CASH FLOWS FROM FINANCING ACTIVITIES	1,364	-	1,364

Change in cash and cash equivalents	(271)	1	(270)
Beginning cash and cash equivalents	942		942
Ending cash and cash equivalents	$671		$672

Exhibit C

STATEMENT OF CASH FLOWS
Unaudited (In thousands)
Six Months Ended June 30, 2007

	As Reported	Changes	As Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,657)	(23,938)	$(26,595)
Non-cash change to warrant liability	(3,044)	3,044	-
Loss on excess shares over authorized		7,737	7,737
Loss on Debt extinguishment		15,182	15,182
Accrued interest and fees	1,594	(1,400)	194
Change in deferred expenses		(624)	(624)
Other items	355	-	355
Net Cash used in operating activities	(3,752)	1	(3,751)

CASH FLOWS FROM INVESTING ACTIVITIES	(27)	-	(27)

CASH FLOWS FROM FINANCING ACTIVITIES	3,054	-	3,054

Change in cash and cash equivalents	(725)	1	(724)
Beginning cash and cash equivalents	942		942
Ending cash and cash equivalents	$217		$218

Exhibit C

Statement of Cash Flows
December 31, 2006

		2006
	originally		As
CASH FLOWS FROM OPERATING ACTIVITIES:	filed	Changes	Restated
Net loss	$(9,533)	(2,618)	$(12,151)
Adjustments to reconcile net loss to net cash used in operating activities provided by operations:		-
Loss on excess shares over authorized		2,886	2,886
Loss on debt extinguishment		2,256	2,256
Non cash compensation		-
Non-cash expense relating to net change in cash settlement terms		520	520
Change in warrant liability	2,806	(4,006)	(1,200)
Excess and obsolete inventory	(18)	-	(18)
Write-off of interest income	(26)	(0)	(26)
Allowance for doubtful accounts	(12)	0	(12)
Changes in operating assets and liabilities:		-	-
Accounts receivable	(138)	(0)	(138)
Inventories	81	-	81
Prepaid and other assets	396	-	396
Accounts payable, accrued compensation and other liabilities	120	(0)	120
Notes payable	70	0	70
Accrued fees	1,203	961	2,164
Net cash used in operating activities	$(4,538)	-	$(4,538)

Exhibit C
STATEMENT OF CASH FLOWS
Unaudited (In thousands)
Nine Months Ended September 30, 2007

	As Reported	Changes	As Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(12,631)	(15,580)	$(28,211)
Non-cash interest expense	6,213	(6,213)	-
Loss on debt restructuring	760	14,422	15,182
Derivative valuation	(3,044)	3,044	-
Loss on excess shares over authorized		7,737	7,737
Accried interst and fees	3,473	(1,827)	1,646
Change in deferred expenses		(1,583)	(1,583)
Other items	(126)	-	(126)
Net Cash used in operating activities	(5,103)	-	(5,103)

CASH FLOWS FROM INVESTING ACTIVITIES	(83)	-	(83)

CASH FLOWS FROM FINANCING ACTIVITIES	4,731	-	4,731

Change in cash and cash equivalents	(455)	-	(455)
Beginning cash and cash equivalents	942		942
Ending cash and cash equivalents	$487		$487

Exhibit D

I, John R. Cheney, certify that:

1.	I have reviewed this Annual Report of Cardima, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: ______________

John R. Cheney
Chief Executive Officer and Chief Financial Officer
(Principal Executive and Financial and Accounting Officer)